QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26, 2003
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Investor Relations	Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis set for strategic expansion into antiviral medicines through acquisition of 51% of Idenix, a Cambridge MA-based biotech company

        Licensing rights to two hepatitis B drugs, in addition to option rights to Idenix's attractive antiviral development portfolio, including its hepatitis C compound

        Deal terms: USD 255 million for majority stake on closing, plus milestone payments including up to USD 357 million on acceptances of regulatory filings for hepatitis C drug

        Presence reinforced in growing Boston/Cambridge biomedical research community

        Basel, 26 March 2003—Novartis has signed an agreement with Idenix, a privately-held biotech company based in Cambridge, Massachusetts, to acquire a majority stake in Idenix in addition to rights to key pipeline drugs. Focused on antiviral medicines, the clinical portfolio includes three promising potential treatments for hepatitis, which is estimated to affect more than 500 million patients worldwide. Two of the drugs, for hepatitis B, are in phases III and I/II of development, whilst the third, for hepatitis C, is in a phase I/II trial. Idenix also has pre-clinical research programs targeting HIV and other viruses.

        According to Dr. Daniel Vasella, Chairman and CEO of Novartis, "Our strategic collaboration with Idenix will provide us with a rapid entry into the anti-viral field, complementing our pipeline with several oral medicines with potentially significant benefits for patients around the world."

The deal in brief

        Under the terms of the deal with Idenix and participating shareholders, Novartis receives 51% of Idenix's capital stock on a fully diluted basis for a total of USD 255 million in cash. In addition, Novartis will make two further payments to the original sellers of USD 178.5 million each, in cash and/or American Depository Shares, conditional upon filings for marketing approval of Idenix's hepatitis C drug candidates being accepted in the US and in the EU.

        Importantly, the agreements provide a platform for broad collaboration on the development and commercialisation of Idenix's pipeline including its hepatitis B drug candidates, and also provides Novartis with an exclusive option to collaborate with Idenix on other drug candidates and products in Idenix's portfolio, including its hepatitis C compound. Novartis will make payments contingent on milestones being achieved for drug candidates that it selects to jointly develop and commercialise as part of the collaboration.

        In this respect, Idenix will receive an upfront licensing payment of USD 75 million from Novartis for the hepatitis B compounds on closing, and further milestone payments conditional on the achievement of regulatory approvals and sales targets.

        If Novartis exercises its option for the hepatitis C compound, total licensing and milestone payments to Idenix may total USD 175 million up to and including acceptance of regulatory filing. Further milestone payments are conditional on the achievement of regulatory approvals and sales targets.

        The deal is subject to Idenix satisfying key conditions and regulatory approvals.

        Thomas Ebeling, Chief Executive Officer of Novartis Pharma AG said, "Both hepatitis B and hepatitis C are important diseases resulting in a high unmet medical need. Hepatitis B alone claims more than a million lives each year and, for millions of chronically infected patients, current treatments are associated with resistance or side-effect issues. With our track record in bringing new medicines to market, and our marketing expertise in specialist areas, we are in a strong position to help realise the full potential of Idenix's promising portfolio."

Idenix's leading hepatitis drug candidates

        Telbivudine, for the treatment of hepatitis B viral infections, is currently in phase III clinical trials, which are being conducted at approximately 120 sites around the world. Results have indicated a highly competitive safety and efficacy profile in comparison with standard therapies.

        Valtorcitabine, Idenix's second drug candidate for hepatitis B, is in phase I/II clinical trials as a fixed-dose combination therapy with telbivudine in chronic infections that do not respond to single-drug therapy.

        NM283, a small molecule, is being investigated in a phase I/II clinical trial as a once-daily oral treatment for hepatitis C. In a preclinical study, NM283 demonstrated potent and consistent suppression of genotype 1 human-derived hepatitis C virus.

About hepatitis

        Hepatitis B is an inflammatory disease of the liver caused by a viral infection and it is estimated that there are 350 million chronically infected patients worldwide. Like the AIDS virus HIV, it is transmitted in the blood and body fluids of an infected person, but hepatitis B is nearly 100 times more infectious than HIV. Current treatments are effective but often result in resistance. As many as 30% of patients develop resistance after one year, and 50% after two years of treatment.

        Caused by a separate virus, hepatitis C affects approximately 170 million people worldwide. Of those diagnosed and treated in North America, Western Europe and Japan, some 2 million do not respond to therapy or are not treated. Hepatitis C is the leading cause of liver transplantation in the United States, where 4 million people are affected. The primary aim of current treatment is to achieve sustained viral response; however, present therapies, which include interferon plus ribavirin, have limited efficacy in the most prevalent genotypes of hepatitis C and are often associated with high levels of side effects.

About Idenix

        Idenix Pharmaceuticals, Inc. is a biotech. company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Since the company's inception in 1998, its highly respected and experienced team of scientists and researchers lead by a strong management team have built an attractive pipeline of antiviral drugs and R&D capabilities. Idenix's current focus is on the treatment of infections caused by hepatitis B virus, hepatitis C virus, and human immunodeficiency virus (HIV). The Company has targeted each of these viral diseases due to the substantial global need for improved therapies. Currently available treatments for these diseases have failed to produce long-term durable responses or favorable clinical outcomes in a large percentage of patients. Idenix is based in Cambridge, Massachusetts, and has facilities in Montpellier, France, and Cagliari, Italy.

        The majority stake in Idenix expresses Novartis' increased interaction and collaboration with the biomedical research community and its strengthening presence in the Boston/Cambridge area. In 2002, Novartis commenced the build-up of its new, multi-billion dollar US research headquarters in Cambridge, with the intention of hiring 1 000 new researchers. Key factors for the selection of the Cambridge site were proximity to top talent, among the world's leading academic centers, biotechnology companies, and an extensive hospital network.

Disclaimer

        This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "will," "conditional," "contingent," "subject to," "intention" or similar expressions, or by discussions regarding the potential development and commercialization of new products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. There can be no guarantee that the agreement that is the subject of this release will lead to the commercialization of any new products in any market. Any such commercialization can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

About Novartis

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of CHF 32.4 billion (USD 20.9 billion) and a net income of CHF 7.3 billion (USD 4.7 billion). The Group invested approximately CHF 4.3 billion (USD 2.8 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 900 people and operate in over 140 countries around the world.

        For further information about Novartis Pharmaceuticals Corporation please consult www.pharma.us.novartis.com. For further information about Novartis AG, please consult www.novartis.com.

# # #

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: March 26, 2003	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

QuickLinks

Investor Relations Release
SIGNATURES